UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F ☐

Change in the Registrant’s Certifying Accountant

Dismissal of Independent Registered Public Accounting Firm

On September 19, 2024, the Audit Committee of the Board of Directors (the “Audit Committee”) of Brera Holdings PLC (the “Company”) dismissed its independent registered public accounting firm, TAAD LLP (“TAAD”), effective immediately.

TAAD’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 contained an explanatory paragraph relating to going concern, but did not otherwise contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through the date of this report, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and TAAD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to TAAD’s satisfaction, would have caused TAAD to make reference to such disagreements in its audit reports.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through the date of this report, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company furnished TAAD with a copy of this report on Form 6-K, providing TAAD with the opportunity to furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether it agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of TAAD’s letter addressed to the SEC relating to the statements made by the Company in this report.

Engagement of New Independent Registered Public Accounting Firm

On September 19, 2024, the Audit Committee appointed Reliant CPA PC (“Reliant”) as its new independent registered public accounting firm to audit and review the Company’s financial statements.

During the fiscal years ended December 31, 2023 and December 31, 2022, and subsequently during 2024 and through September 19, 2024, neither the Company (nor anyone on its behalf) consulted with Reliant regarding any of the matters described in paragraph (a)(2)(i) or paragraph (a)(2)(ii) of Item 304 of Regulation S-K.

Exhibit No.	Description
16.1	Letter from TAAD LLP, dated September 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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